SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)
--------------------------------------------------------------------------------

                            Heartland Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Class A Limited Partnership Units
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   422357 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Michael A. Elrad
                              GEM Value Fund, L.P.
                            900 North Michigan Avenue
                                   Suite 1450
                                Chicago, IL 60611
                                  312-915-2864

                                    Copy to:
                                James T. Lidbury
                            Mayer, Brown, Rowe & Maw
                               190 S. LaSalle St.
                                Chicago, IL 60603
                                  312-701-8492

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 15, 2003
--------------------------------------------------------------------------------
             (Date of Events Which Require Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.: 422357-10-3                SCHEDULE 13D          Page 2 of 5 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     GEM Value Fund, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          80,945
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    80,945
                    ------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     80,945 Units


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.87%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP No.: 422357-10-3                SCHEDULE 13D           Page 3 of 5 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     GEM Value Partners L.L.C.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(e)



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          80,945
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    80,945
                    ------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     80,945 Units


--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.87%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                                            Page 4 of 5 Pages

Item 5.        Ownership of Five Percent or Less of a Class.

      (a) The reporting persons may be deemed to beneficially own 80,945 Units representing approximately 3.87% of the Units outstanding as of March 31, 2003 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31,
               2003).

      (b) Each of the reporting persons may be deemed to share beneficial ownership of the Units which are owned directly by GEM Value Fund, L.P., a Delaware limited partnership ("GEM").

      (c) In the past 60 days, GEM effected the following open market sale of Units:


                Date        Number of Units Sold     Aggregate Price Per Unit
                ----        --------------------     ------------------------

             May 15, 2003        24,000                      $8.67






      (e) As of May 15, 2003, GEM and GEM Value Partners L.L.C. ceased to be the beneficial owners of more than five percent of the Units.

                                                            Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Dated:     May 20, 2003



                          GEM VALUE FUND, L.P.
                          By:  GEM Value Partners L.L.C.
                                 Its: General Partner

                                       /s/ Michael A. Elrad
                                 By:  ------------------------------------
                                       Michael A. Elrad, Manager



                          GEM VALUE PARTNERS L.L.C.

                                      /s/ Michael A. Elrad
                                 By:  -------------------------------------
                                       Michael A. Elrad, Managing Partner